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                                                                  EXHIBIT (a)(7)

                             BancFirst Corporation
                         101 NORTH BROADWAY, SUITE 200
                         OKLAHOMA CITY, OKLAHOMA 73102

                                 PRESS RELEASE

For Immediate Release: Monday, May 3, 1999.
For further information call Randy Foraker, Senior Vice President and Controller, at (405) 270-1086.

                 BANCFIRST CORPORATION ANNOUNCES DUTCH AUCTION
                 SELF-TENDER OFFER FOR UP TO 1 MILLION SHARES

Oklahoma City, OK - BancFirst Corporation (NASDAQ NMS: BANF) today announced that its Board of Directors has authorized a Dutch Auction, self-tender offer for up to 1 million shares of the Company's common stock, representing approximately 10.73% of its outstanding shares. The tender price range will be from $34.00 to $38.00 per share. BancFirst shares closed trading last Friday at $35.50.

     The tender offer will be subject to various terms and conditions described in offering materials to be distributed to shareholders this week. The Company indicated it would use cash on hand and borrowings under a $12 million revolving credit facility to purchase the shares.

     Under the terms of the Dutch Auction offer, shareholders will be given the opportunity to specify prices within the Company's stated price range at which they are willing to tender their shares. Upon receipt of the tenders, the Company will determine a final price that enables it to purchase up to the stated amount of shares from those shareholders who agreed to sell at or below the Company-selected purchase price. All shares purchased will be at that determined price. If more than 1 million shares are tendered at or below the purchase price, there will be a proration. The Company has been advised that certain of its directors and executive officers and 10% stockholders intend to tender up to an aggregate of 1,068,054 shares pursuant to the offer, making proration probable.

     David E. Rainbolt, President and Chief Executive Officer of BancFirst Corporation, said, "We believe that our Company's stock is undervalued at the present time, and that this repurchase is a prudent response that is in the best interests of the Company and is consistent with our long-term objective of increasing shareholder value."

     Copies of the Offer to Purchase, Letter of Transmittal and other tender offer documents can be obtained by calling the Information Agent, MacKenzie Partners, Inc., at (800) 322-2885. The Dealer-Managers of the tender offer are CIBC Oppenheimer Corp. and Howe Barnes Investments, Inc.

     BancFirst, the Company's subsidiary bank, is Oklahoma's largest state-chartered bank with $2.26 billion in total assets and 74 banking locations serving 36 communities across Oklahoma.